U.S. SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

Form 12b-25

NOTIFICATION OF LATE FILING

Sec File Number:   0-29908

Cusip Number:      896 934106

(Check One):

[ ] Form 10-K and Form 10-KSB

[ x] Form 20-F

[ ] Form 11-K

[ ] Form 10-Q and Form 10-QSB

[ ] Form N-SAR

For Period Ended:

June 30, 2004

[ ] Transition Report on Form 10-K

[ ] Transition Report on Form 20-F

[ ] Transition Report on Form 11-K

[ ] Transition Report on Form 10-Q

[ ] Transition Report on Form N-SAR

For the Transition Period Ended:

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

Part I - Registrant Information

Full Name of Registrant:

Trivalence Mining Corporation

Former Name if Applicable

N/A

Address of Principal Executive Office:

Suite 502, 815 Hornby Street

Vancouver, British Columbia, Canada  V6Z 2E6

_________________________________________________________________________________________________

Part II - Rules 12b-25(b) and (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed.  (Check box if appropriate).

(a)  The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

[X]           (b)  The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, 11-K or Form N-SAR, or portion thereof will be filed on or before the fifteenth  calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

(c)  The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

Part III - Narrative

State below in reasonable detail the reasons why Forms 10-K and Form 10-KSB, 20-F, 11-K, 10-Q and Form 10-QSB, N-SAR, or the transition report or position thereof could not be filed within the prescribed period.

Absence of the Company’s chief financial officer, due to extended leave, has caused delays in the preparation of the Annual Report.

Part IV - Other Information

(1)  Name and telephone number of person to contact in regard to this notification:

Rodney Duncan

(604)

684-2401

(Name)

(Area Code)

(Telephone Number)

(2)  Have all other periodic reports required under section 13 or 15(d) of the Securities Exchange Ace of 1934 or section 30 of the Investment Company Act of 1940 during the preceding 12 months or for shorter period that the registrant was required to file such report(s) been filed?  If the answer is no, identify report(s).

[ X]

Yes

[  ]

No

(3)

It is anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portions thereof?

[  ]

Yes

[ X]

No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and if, appropriate, state the reasons why a reasonable estimate of the results cannot be made.

_______________________________________________________________________________________________

Trivalence Mining Corporation has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date:

December 23, 2004

By:

 /s/

      Dr. Waseem Rahman, President

_______________________________________

INSTRUCTIONS:  This form may be signed by an executive officer of the registrant or by any other duly authorized representative.  The name and title of the person signing the form shall be typed or printed beneath the signature.  If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.

_________________________________________________________________________________________________________

ATTENTION

Intentional misstatements or omissions of fact constitute Federal Criminal Violations (See 18 U.S.C. 1001).